# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vista Energy, S.A.B. de C.V., CIK 0001762506
CUSIP: 92837L109
Title of class of securities: American Depositary Shares, each representing one Series A Share, with no par value
Address of issuer's principal executive offices: TORRE MAPFRE, 243 PASEO DE LA REFORMA, AV, 18 FL, MEXICO CITY, CUAUHTEMOC, ALCALDIA CUAUHTEMOC, Mexico (O5), 06500
Date of event which requires filing of this statement: 02/02/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000929638-23-003075
Filed by CIK 0001801297

## Reporting persons
- Al Mehwar Commercial Investments LLC: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 2,892,409; sole dispositive power 0; shared dispositive power 2,892,409; aggregate amount beneficially owned 2,892,409 (2.8% of the class)
- Abu Dhabi Investment Council Co P.J.S.C: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 2,892,409; sole dispositive power 0; shared dispositive power 2,892,409; aggregate amount beneficially owned 2,892,409 (2.8% of the class)

## Item 1. Issuer
Name of issuer: Vista Energy, S.A.B. de C.V.
Address of issuer's principal executive offices: TORRE MAPFRE, 243 PASEO DE LA REFORMA, AV, 18 FL, MEXICO CITY, CUAUHTEMOC, ALCALDIA CUAUHTEMOC, Mexico, 06500

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) Al Mehwar Commercial Investments LLC ("Al Mehwar") and (ii) Abu Dhabi Investment Council Company P.J.S.C. ("ADIC"). The foregoing are collectively referred to herein as the "Reporting Persons."

Al Mehwar holds the securities of the Issuer.

Al Mehwar is a wholly owned subsidiary of ADIC.
Address of principal business office or, if none, residence: The address of principal office of each of Al Mehwar and ADIC is Al Bahr Towers, Sheikh Zayed Bin Sultan Street, (Intersection with Shakhbout Bin Sultan Street - 19th Street) PO BOX 61999, Abu Dhabi, United Arab Emirates.
Citizenship: Please refer to Item 4 on each cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Al Mehwar 2,892,409

ADIC 2,892,409

ADIC disclaims beneficial ownership of all securities included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Al Mehwar 2.8%

ADIC 2.8%

The percentages are based on 104,301,055 shares of Series A Shares outstanding as of February 2, 2026, as reported in the Issuer's report on Form 6-K filed on February 2, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,892,409
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,892,409

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Al Mehwar Commercial Investments LLC: /s/ Salem Mohamed Al Ameri, Salem Mohamed Al Ameri/Authorized Signatory (02/03/2026)
- Al Mehwar Commercial Investments LLC: /s/ Saoud Essa Al Mulla, Saoud Essa Al Mulla/Authorized Signatory (02/03/2026)
- Abu Dhabi Investment Council Co P.J.S.C: /s/ Salem Mohamed Al Ameri, Salem Mohamed Al Ameri/Authorized Signatory (02/03/2026)
- Abu Dhabi Investment Council Co P.J.S.C: /s/ Saoud Essa Al Mulla, Saoud Essa Al Mulla/Authorized Signatory (02/03/2026)